Exhibit 4.10

Braiin Limited

April 1, 2026

Jay Stephenson
[***]

Re: Chief Financial Officer Employment Letter

Dear Jay,

On behalf of Braiin Limited (the “Company”), I am pleased to confirm our offer to you for employment in the position of Chief Financial Officer, reporting directly to the Chief Executive Officer. Your employment under this letter agreement (this “Agreement”) will be effective as of February 12, 2026 (the “Effective Date”).

Position and Duties

You will serve as Chief Financial Officer of the Company and will perform such duties, responsibilities, and authorities as are customary for a chief financial officer of a Nasdaq-listed company, together with such additional duties as may be assigned to you by the Chief Executive Officer from time to time.

You and the Company acknowledge that a more detailed job description, together with specific duties and responsibilities aligned with the expectations of a chief financial officer of a Nasdaq-listed company, will be formulated and attached as an addendum to this Agreement within four (4) weeks following the Effective Date.

Your principal place of employment will be Perth, Australia, although you acknowledge that travel to the United States and other jurisdictions may be required from time to time in connection with the Company’s business. You acknowledge that regular travel to the United States, India, and other jurisdictions may be required in connection with the performance of your duties.

You agree to devote your full business time, attention, skill, and best efforts to the Company and its affiliates during your employment.

Total Target Compensation

Your total target compensation opportunity is expected to be approximately US$1,375,000, consisting of a combination of annual cash compensation and long-term equity incentives.

This compensation structure is intended to align your interests with the long-term growth and value creation objectives of the Company as a newly listed Nasdaq company.

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Base Salary

As of the Effective Date, you will be paid an annual base salary of US$275,000 per year, payable in accordance with the Company’s standard payroll practices and subject to applicable tax withholdings and deductions.

Although you are based in Australia, compensation will be paid in U.S. dollars through the Company’s U.S. payroll platform.

Your base salary will be reviewed periodically by the Board of Directors (the “Board”) or the Compensation Committee of the Board (the “Committee”), but any increase shall be in the sole discretion of the Board or Committee.

Annual Cash Incentive

Given that the Company is newly listed and remains focused on preserving cash flow for growth initiatives, acquisitions, working capital, and other corporate obligations, you will not be eligible for an annual cash bonus for fiscal year 2026.

The Board and the Committee may reassess whether to introduce an annual cash incentive opportunity after December 31, 2026, based on the Company’s financial performance, cash flow position, strategic priorities, and overall business needs.

Equity Incentive Awards

You will be eligible to participate in the Company’s equity incentive plan, as may be adopted and amended from time to time (the “Plan”), subject to Board or Committee approval.

In connection with your employment, the Company expects to grant you a time-based restricted stock unit award with an aggregate grant date fair value of US$1,100,000, subject to approval by the Board or Committee.

The restricted stock units are expected to vest over four years, with 25% vesting on the first anniversary of the grant date and the remainder vesting in equal quarterly instalments over the following three years, subject to your continued employment through each vesting date.

All equity awards shall remain subject to the terms of the Plan and the applicable award agreement.

Benefits

You will be eligible to participate in all employee benefit plans, programs, and arrangements that the Company makes available to similarly situated executives from time to time, subject to the terms, conditions, and eligibility requirements of such plans.

You will also be entitled to annual leave, personal leave, and other statutory leave entitlements in accordance with applicable Australian law and Company policy.

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Reasonable business expenses, including business travel and related expenses, will be reimbursed in accordance with the Company’s expense policy, as in effect from time to time.

Termination of Employment

Your employment with the Company will be at will, meaning that either you or the Company may terminate your employment at any time, with or without cause, subject to applicable notice requirements under Australian law.

If your employment is terminated by the Company without Cause, other than due to death or disability, you will be entitled to receive:

●	any accrued but unpaid base salary through the termination date;
●	reimbursement of any unreimbursed business expenses;
●	any accrued but unused annual leave required under applicable law; and
●	continued payment of your then-current base salary for six (6) months following the termination date, subject to your execution and non-revocation of a customary release of claims.

For purposes of this Agreement, “Cause” means: fraud, dishonesty, willful misconduct, material breach of Company policy, material breach of this Agreement, conviction of a felony, or material failure to perform your duties following written notice and a reasonable opportunity to cure, where appropriate.

Confidentiality and Restrictive Covenants

You will be required to comply with the Company’s confidentiality, insider trading, clawback, code of conduct, and other corporate governance policies as adopted or amended from time to time.

You agree that all confidential information, work product, inventions, intellectual property, and other materials created or developed by you in connection with your employment shall belong exclusively to the Company. You also agree to customary non-solicitation and non-competition restrictions for a period of twelve months following the termination of your employment, to the extent permitted by applicable law.

Governing Law

This Agreement shall be governed by the laws of Western Australia, except to the extent U.S. federal securities laws or Nasdaq rules may apply.

Entire Agreement

This Agreement constitutes the entire agreement between you and the Company with respect to your employment and supersedes all prior discussions, negotiations, and agreements relating to the subject matter hereof.

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Please indicate your acceptance of this offer by signing below.

Sincerely,

/s/ Natraj Balasubramanian

Natraj Balasubramanian
Chief Executive Officer
Braiin Limited

Accepted and Agreed:

/s/ Jay Stephenson
Jay Stephenson

Date: 7 April 2026